SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MedicalCV, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

584639 10 8

(CUSIP Number)

Paul K. Miller
1809 Lydia Avenue
St. Paul, Minnesota 55113
(651) 636-8968

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 584639 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul K. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,515,580*

	8.	Shared Voting Power 9,000**

	9.	Sole Dispositive Power 2,515,580*

	10.	Shared Dispositive Power 9,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,524,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 28.8%

14.	Type of Reporting Person (See Instructions) IN

*                      Represents (a) 1,367,580 shares of common stock, (b) 100,000 units, each consisting of one share of common stock and one redeemable Class A Warrant to purchase one share of common stock, (c) 100,000 shares of common stock purchasable upon the exercise of warrants, (d) 28,000 shares of common stock purchasable upon the exercise of options, (e) 700,000 shares of common stock purchasable by PKM Properties, LLC, an entity owned by the reporting person, upon the exercise of warrants, and (f) 120,000 shares of common stock owned by Gracon Contracting, Inc., an entity owned by the reporting person.

**               Represents 4,500 units, each consisting of one share of common stock and one redeemable Class A Warrant to purchase one share of common stock, owned by the reporting person's spouse.

Paul K. Miller (the "Reporting Person") hereby amends his statement on Schedule 13D (the "Schedule 13D") originally filed on November 27, 2001, as amended on November 30, 2001, with respect to his beneficial ownership of shares of common stock, par value $0.01 per share, of MedicalCV, Inc., a Minnesota corporation ("MCV").  Item 3, Item 5 and Item 7 of the Schedule 13D are hereby amended and restated to read as follows:

Item 3.	Source and Amount of Funds or Other Consideration

On January 17, 2003, MCV entered into a discretionary credit agreement with PKM Properties, LLC ("PKM"), an entity owned by the Reporting Person, covering advances by PKM of up to $943,666, secured by MCV's assets.  This facility was subsequently increased to $1,243,666.  In consideration of such extension of credit, MCV agreed to issue to PKM a five-year warrant for the purchase of 350,000 shares of common stock at an exercise price of $0.596 per share.  Issuance of the warrant was subject to approval by MCV's shareholders.  Following the delisting of MCV's securities from The Nasdaq SmallCap Market on March 17, 2003, this warrant was issued without shareholder approval, effective January 17, 2003.

On April 4, 2003, MCV completed a refinancing transaction in which its facilities located at 9725 South Robert Trail, Inver Grove Heights, Minnesota, were sold in a sale-leaseback transaction to PKM.  Mr. Miller is a director of MCV and is its largest beneficial owner of securities.  The aggregate consideration for the sale was $3.84 million, paid in cash of $1.0 million, and by PKM’s assumption of MCV’s $2.5 million indebtedness to Associated Bank Minnesota, N.A., which encumbered the property, and assumption of approximately $340,000 of additional obligations of MCV.  MCV and PKM relied on a fair market value appraisal of the property in determining the amount of such consideration.  The transaction eliminates MCV indebtedness to Associated Bank Minnesota, N.A. in the amount of $2.5 million plus interest and improves MCV’s working capital and liquidity position.  Of the net cash proceeds, $300,000 plus interest was applied to MCV’s indebtedness to PKM pursuant to a discretionary credit agreement secured by MCV’s assets, leaving a balance due PKM in the amount of approximately $943,000.  As additional consideration for the transaction, MCV issued to PKM a five-year warrant for the purchase of 350,000 shares of common stock at an exercise price of $0.625 per share.

On November 27, 2001, MCV issued 1,500,000 units to the underwriter of its initial public offering.  Each unit consists of one share of common stock and one redeemable Class A Warrant.  Each Class A Warrant becomes exercisable and transferable separately from the common stock commencing May 20, 2003.  Each Class A Warrant entitles the holder to purchase, at any time until November 20, 2004, one share of common stock at an exercise price of $6.50 per share, subject to customary anti-dilution adjustments.  MCV may redeem the Class A Warrants for $0.01 per warrant at any time once they become exercisable, upon ten business days' written notice, if the closing price of MCV's common stock or units exceeds $8.50, subject to customary anti-dilution adjustments, for any ten consecutive trading days before such notice.  In connection with MCV's initial public offering, the Reporting Person used personal funds to purchase 100,000 units from the underwriter at a price of $4.50 per unit, for an aggregate consideration of $450,000.  On June 28, 2002, the Reporting Person's spouse used personal funds to purchase 4,500 units on the open market for $1.30 per unit.

The Reporting Person purchased 1,367,580 of the shares reported herein using personal funds.  Such transactions took place between August 14, 1992, and May 4, 2001, at prices between $1.00 and $5.00 per share.  Gracon Contracting, Inc. purchased 120,000 of the shares reported herein using working capital.  Such transaction took place on September 13, 2000, at a price of $2.50 per share.

In August 1999, MCV obtained a bank line of credit from Riverside Bank, which was subsequently acquired by Associated Bank Minnesota, N.A.  The loan was extended to MCV on the condition that it be personally guaranteed by the Reporting Person.  Under an agreement entered into by the Reporting Person and MCV on August 31, 1999, the Reporting Person

personally guaranteed such indebtedness.  To induce the Reporting Person to guarantee such indebtedness, MCV issued to the Reporting Person, on November 22, 1999 and December 6, 2000, warrants to purchase an aggregate of 100,000 shares of common stock exercisable at $2.00 per share.  These warrants expire on November 19, 2004.

Between January 4, 1995 and August 15, 2002, MCV has granted options under MCV's 1993 Director Stock Option Plan to the Reporting Person to purchase shares of MCV common stock exercisable at prices between $0.83 and $5.00 per share in consideration of the Reporting Person's service on MCV's board of directors.  Each option fully vests on the first anniversary of the date of grant.  The exercise price of each option reflects the fair market value of MCV common stock on the date of grant.  Of the options granted, the following options were outstanding at April 4, 2003:

• Option to purchase 7,000 shares at $5.00 per share granted on August 15, 1998, which expires on August 15, 2003.
• Option to purchase 6,000 shares at $5.00 per share granted on August 15, 1999, which expires on August 15, 2004.
• Option to purchase 1,000 shares at $5.00 per share granted on November 15, 1999, which expires on November 15, 2004.
• Option to purchase 7,000 shares at $2.50 per share granted on August 15, 2000, which expires on August 15, 2005.
• Option to purchase 7,000 shares at $4.50 per share granted on August 15, 2001, which expires on August 15, 2006.
• Option to purchase 7,000 shares at $0.83 per share granted on August 15, 2002, which expires on August 15, 2007.
With the exception of the last option listed, all of such options are exercisable within 60 days of April 4, 2003, and are included in the Reporting Person's beneficial ownership.

Item 5.	Interest in Securities of the Issuer
(a)	As of the date hereof, the Reporting Person beneficially owned 2,524,580 shares of common stock, representing 28.8% of the class.
(b)

The Reporting Person has sole power to vote and to dispose of 2,515,580 shares of common stock.  This number represents (a) 1,367,580 shares of common stock, (b) 100,000 units, each consisting of one share of common stock and one redeemable Class A Warrant to purchase one share of common stock, (c) 100,000 shares of common stock purchasable upon the exercise of warrants, (d) 28,000 shares of common stock purchasable upon the exercise of options, (e) 700,000 shares of common stock purchasable by PKM Properties, LLC, an entity owned by the Reporting Person, upon the exercise of warrants, and (f) 120,000 shares of common stock with Gracon Contracting, Inc., an entity owned by the Reporting Person.  The Reporting Person shares the power to vote and to dispose of  4,500 units, each consisting of one share of common stock and one redeemable Class A Warrant to purchase one share of common stock, with the Reporting Person's spouse.  Gracon Contracting, Inc., a Minnesota corporation, owns and operates a medical clinic building in Minneapolis, Minnesota.  The business address of Gracon Contracting, Inc. is 606 24th Avenue South, Suite B12, Minneapolis, Minnesota 55454.

PKM Properties, LLC, a Minnesota limited liability company, owns certain real estate.  The business address of PKM Properties, LLC is c/o Gracon Contracting, Inc., 606 24th Avenue South, Suite B12, Minneapolis, Minnesota 55454.

(c)	See Item 3.
(d)	The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.
(e)	Not applicable

Item 7.	Material to be Filed as Exhibits.
See Exhibit Index.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2003
Date
/s/ Paul K. Miller
Signature
Paul K. Miller/Director MedicalCV, Inc.
Name/Title

EXHIBIT INDEX

Exhibit 1

Form of Escrow Agreement by and among MedicalCV, Inc., Paul K. Miller, Adel A. Mikhail, Ph.D., Richard A. DeWall, M.D., Blair P. Mowery, Salvador Mercé Cervelló, Allan R. Seck, Norman Dann, Ronald Bosrock, George M. Wettstaedt, Gene E. Stobbs, Shelley Johnson, Salvador Mercé Vives, Mercé V. Electromedicina S.L., Associated Bank Minnesota and the Commissioner of Commerce for the State of Minnesota.*

Exhibit 2	1993 Director Stock Option Plan (incorporated by reference to MedicalCV, Inc.’s Registration Statement on Form SB-2, filed on August 31, 2001 (File No. 333-68884)).
Exhibit 3

Warrant Agreement to purchase 50,000 shares of common stock by and between MedicalCV, Inc. and Paul K. Miller, dated November 22, 1999 (incorporated by reference to MedicalCV, Inc.’s Registration Statement on Form SB-2, filed on August 31, 2001 (File No. 333-68884)).

Exhibit 4

Warrant Agreement to purchase 50,000 shares of common stock by and between MedicalCV, Inc. and Paul K. Miller, dated December 6, 2000 (incorporated by reference to MedicalCV, Inc.’s Registration Statement on Form SB-2, filed on August 31, 2001 (File No. 333-68884)).

Exhibit 5	Warrant Agreement to purchase 350,000 shares of common stock issued by MedicalCV,Inc. to PKM Properties, LLC, dated January 17, 2003.
Exhibit 6	Warrant Agreement to purchase 350,000 shares of common stock issued by MedicalCV,Inc. to PKM Properties, LLC, dated April 4, 2003.

________________

*  Previously filed.